April 28, 2006

Mail Stop 4561

Eric J. Bock
Executive Vice President, Law and Corporate Secretary
Cendant Corporation
9 West 57th Street
New York, NY 10019

      Re:	Realogy Corporation
		Registration Statement on Form 10
      Filed April 3, 2006
		File No.  001-32852

Dear Mr. Bock:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

General
1. Please confirm that the Separation and Distribution Agreement, related separation agreements and the financial opinions will be completed and executed and that each will be summarized in the information statement prior to the mailing of the information statement to shareholders.
2. We note that your parent, Cendant Corporation, is not registering the issuance of shares in connection with this spin-off. Please tell us how the acceleration of up to $50 million in Cendant equity awards comports with the pro-rata nature of the spin-off. Refer generally to Staff Legal Bulletin No. 4.
3. Please revise your registration statement to discuss the potential sale of your travel services unit, Travelport.

Summary, page 1

Our Strengths, page 5
4. Please balance the discussion of your strengths with summary risk factors.

The Separation, page 6
5. Please include a more detailed discussion of the arrangement regarding the assumption and allocation of Cendant`s contingent and non-contingent liabilities.
6. With respect to the new debt to be incurred of roughly $2.2 billion, please explain in detail what this payment relates to and how your share of Cendant`s historical debt was calculated.

Summary Historical and Unaudited Pro Forma..., page 17
7. Please add "unsecured obligations" as a line item to your balance sheet data.
8. Please provide a footnote explanation of "invested equity."

Risk Factors, page 20
9. Where relevant, please discuss risk related to:
* the recent trend toward discounting on real estate commissions (see, e.g., "Realtor Commissions Face New Pressure,." Wall Street Journal Online, July 19, 2005) and your own falling commission rate;
* dilution due to anticipated option and restricted stock issuances, including the automatic vesting of equity awards no later than 30 days after the completion of the second distribution of Cendant stock
(refer to pages F-24 and F-25); and
* lack of an independent majority on your executive committee, which can exercise all board powers when the board is not in session.



Risks Relating to Our Business, page 20

Adverse development in general business..., page 20

A decline in the number of home sales..., page 20
10. Please revise to include examples of how the risks identified here could impact your business.

We may be unable to securitize..., page 26
11. Please explain what factors could contribute to your inability to securitize relocation assets.

Risks Relating to the Separation, page 28

We may be unable to achieve some or all..., page 28
12. Please be more specific as to the benefits you may fail to achieve and why.

We are being separated from Cendant..., page 29
13. Please revise the title to highlight the risk that your historical and pro forma financial statements do not reflect the results you would have had if you operated as a separate company or that you will have as a separate public company.

We may be unable to make..., page 29
14. Please disclose the date the Transition Services Agreement expires.

Our agreements with Cendant..., page 30
15. Please revise the title and discussion to make clear the risk that you might have gotten better terms from third parties and explain why (i.e., lack of competition).

We will be responsible for certain..., page 30
16. Please include additional detail regarding the liabilities referenced in the first sentence that you will assume. In addition, please be specific about quantifiable liabilities, if any, to be held by Cendant, Wyndham and Travel Distribution that you may be liable for.


The Separation, page 36

Reasons for the Separation, page 42
17. In order to provide balance to the description of the Cendant board`s reasons for the spin-off, please describe the potential negative effects that the board also considered, such as:
* lack of operating diversity (i.e., increased exposure to real estate);
* loss of purchasing and borrowing leverage;
* decrease in available capital for investment; and
* fewer opportunities to pursue integrated strategies.

Opinion of Evercore Group LLC, page 44
18. The basis upon which Evercore determined that the transaction is fair to shareholders may not be clear to an investor. We note that the opinion is not meant to reflect fairness as compared with alternative transactions or fairness with respect to the eventual trading price of your shares.
19. Please describe any material relationship that existed between you and Evercore in the last two years and quantify the compensation paid by you to both Evercore and Duff & Phelps in that period. Also, once the reports are issued, please provide a summary of the findings broken out according to the various methods of or analyses used in arriving at such findings, such as the "balance sheet," "capital adequacy" and "cash flow" tests and the sensitivity analysis described on pages 48-49. Finally, please provide us with any board books or similar material given to your board by Evercore or Duff &
Phelps in connection with the opinions being rendered in this transaction.

Opinion of Duff & Phelps LLC, page 46
20. Please explain briefly what kind of "surplus" is required in order to effect this distribution.
Unaudited Pro Forma Combined Financial Statements, page 56
21. We understand from your disclosure that you are currently determining the fair value of guarantees provided to Cendant in connection with your separation. Please advise us and clarify whether you plan to reflect the fair value of such guarantees in your pro forma condensed combined balance sheet and statement of income in a pre-effective amendment.

Notes to Unaudited Pro Forma Condensed Combined Statement of
Income
Note (e), page 61
22. We note from your disclosure that, in connection with the second separation, you expect Cendant to cancel equity awards that were granted at "above-target" levels. Please reconcile the timing of the cancellation with your disclosure on page 119 which suggests that the cancellation will occur immediately prior to the distribution. In addition, please clarify whether diluted weighted average shares outstanding reflects the equitable adjustments to Cendant`s outstanding equity awards.

Management`s Discussion and Analysis..., page 62
23. Please include an overview that analyzes business and financial trends that management believes may have a material impact on your future financial condition or operating performance. For example, we note that you addressed certain business and financial trends at your
March 21, 2006 investor conference. For additional guidance, refer to Commission Release No. 33-8350 (Dec. 19, 2003).

Year Ended December 31, 2005 vs. Year Ended December 31, 2004,
page
63
24. It appears that increases in your EBITDA from 2004 to 2005 were almost entirely the result of increases in your franchise activity.
Please discuss:
* the relative profitability (i.e., margins) of each of your business segments;
* why EBITDA connected to franchise activity continued to rise in 2005 while EBITDA connected to your other business segments fell in the same period, even as revenue rose across all segments (we note that this was not the case in 2004, when EBITDA rose across all segments along with revenue);
* why revenue growth in your franchise and company-owned segments slowed significantly in 2005 from 2004; and
* the anticipated impact on future EBITDA of continued "moderation" in the housing market, especially in light of the steady erosion in your brokerage commission rate.

In revising your disclosure, please address factors that could impact the most profitable lines of your business, including rising interest rates (and the concomitant impact on home prices, volume of home sales and refinancing activity). In this regard, we note that growth in homesale sides in your franchise segment slowed significantly in
2005 and that homesale sides in your company-owned segment actually fell in 2005.

Company Owner Real Estate Brokerage Services, page 65
25. On page 66, please describe in more detail the restructuring you intend to undertake in 2006.

Relocation Services, page 66
26. Please explain in more detail how you assume the risk of loss in the sale of certain homes, including how the home is valued and when the client is paid.

Financial Condition, Liquidity and Capital Resources, page 70
27. Where relevant, please discuss changes in your reserves, including reserves related to lawsuits and audits involving Cendant and for which Realogy may share liability.
28. Please include a discussion of any restrictive financial covenants related to your new indebtedness.
29. Where relevant, please discuss the timing and potential liability under the "put" rights held by members of PHH Home Loans, LLC. Refer to Exhibit 10.10.

Financial Condition, page 70
30. Please explain in more detail the forgiveness of intercompany balances leading to a $605 million non-cash dividend to Cendant in 2005.


Separation from Cendant..., page 73
31. Please describe in more detail the nature of any material current or contingent liabilities to be allocated to you by Cendant, including your liability for deferred compensation of other companies, as described on pages 120 and 121. Also, please explain briefly the basis for your 50% obligation (as opposed to the lesser obligations contemplated for Wyndham Worldwide and the Travel Distribution Services company).

Business, page 78
32. We note your consolidated segment measure EBITDA, as adjusted for certain items including minority interest and interest expense relating to your secured obligations, discussed here and throughout the summary segment is a non-GAAP financial measure since this measure has no authoritative meaning outside of the SFAS 131-required reconciliation. As such, please clarify and expand your disclosure to include the disclosures required by Item 10(e)(1)(i) of Regulation
S-K and the disclosures referred to in Question 8 of the SEC`s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, including the material limitations and the manner in which management compensates for these limitations when using the non-GAAP financial measure to evaluate performance.

Overview, page 78
33. Please provide us with objective third-party support for each of the claims related to Realogy`s competitive position.
Industry Overview, page 78
34. Please provide us with support for each factual claim made in this and the next section ("Industry Trends") and provide us with copies of any reports that you rely on. Also, please indicate whether any of these reports were prepared in connection with this registration statement.
35. Where you compare statistical results from different periods of time, please make clear whether the results have been adjusted for inflation. Also, please consider whether your use of CAGRs throughout this and the next section accurately depicts the fact that a significant amount of growth in the real estate market occurred recently, in a relatively short period of time. To the extent you choose to retain the use of CAGRs, please describe the "smoothing" effect this kind of statistical analysis may have on unusual periods of expansion or retraction in the real estate market and discuss in detail your exposure to specific segments of the real estate market
(especially California, New York and Florida) which may diverge from the overall market trends suggested here.

Industry Trends, page 79

Favorable long-term economic fundamentals, page 79
36. Please explain what you mean by the "expected moderation" in existing home sales.

Strong business model with stable cash flows, page 84
37. Please explain what you mean by "high" profit margins and "minimal" capital investments. Also, please be more specific about the "variable cost component" of your brokerage business and its "high overall margins." Finally, please identify the areas that will
"maximize" your return on capital and explain how.

Our Strategy, page 85

Expand and grow our real estate..., page 85
38. We note the disclosure of your 99% franchisee retention rate. Please discuss in the information statement the average age of your franchise relationship (we note that the franchise agreements are generally 10 years long) and any contractual or practical limitations on a franchisee`s ability to sever its relationship with you. Where relevant, please discuss the number of franchise relationships that will be subject to termination in the coming years.

Increase our relocation and settlement..., page 85
39. Please disclose what percentage of your relocation business your top 25 clients account for. If it is not material, please reconsider this disclosure.

Title and Settlement Services, page 93
40. On page 94, please disclose the basis of your belief that refinancing activity equivalent to 12% of your EBITDA represents a "more normalized" level of business.

Government Regulation, page 99
41. With respect to the "controlled business" and "business opportunity" laws and "local efforts" to limit referral fees, please identify the states where such laws have been enacted or have been proposed, the percentage of your business that could be affected and the penalties for non-compliance. Your analysis should focus on, among other things, the impact on your relocation service referrals, which, we note from page 3, is a "significant" revenue driver for your other lines of business.

Legal Proceedings, page 100
42. Please revise to cover any actions involving Cendant accounting irregularities for which you may be liable.

Frank K. Cooper..., page 100
43. Please be more specific about the nature of the breaches alleged and explain briefly what "general releases" are.

Management, page 106

Board of Directors Following the Separation, page 108
44. Please disclose the other Cendant-affiliated board that Mr.
Edelman may sit on.

Executive Compensation, page 112

Restricted Stock Awards, page 112
45. With respect to prior grants, please make it clear that all "at-target" awards will vest automatically no later than 30 days after the completion of the second distribution. Also, please clarify whether all performance goals were met in connection with these awards or whether the Cendant board has elected to waive any requirements in connection with this early vesting. Please also clarify whether the restricted stock units and stock options will remain subject to the same continued employment requirement.

Employee Benefit Plans, page 115

2006 Equity Incentive Plan, page 115

Equitable Adjustments to Outstanding..., page 119
46. Please quantify how many restricted stock units and options you expect to vest no later than 30 days after the completion of the second distribution of Cendant stock.



Employment Agreements, page 122
47. Please describe in detail the terms of Mr. Silverman`s Cendant employment agreement that you expect to assume, including severance benefits and any non-compete. Please make it clear whether you would be free to terminate him on December 31, 2007, the date Mr. Smith is expected to take over the position. Also, with respect to Mr. Smith, please make it clear whether you would be free to terminate him after three years from the date of distribution. Finally, please update this registration statement as necessary to disclose the terms of agreements with other named executives, once available.

Certain Relationships and Related Party Transactions, page 126

Non-Competition, page 130
48. Please disclose when competition may begin.

Exhibits
49. Please include the schedules to Exhibit 10.12.

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page F-2
50. Please have your auditors revise the second paragraph of their audit report to state, if true, that their audit was in accordance with "the standards" rather than "auditing standards" of the PCAOB.
Refer to PCAOB Auditing Standard No. 1.

Combined Statements of Cash Flows, page F-5
51. Please explain to us in sufficient detail how you are reflecting the various components of the change in amounts due to Cendant disclosed on page F-29 in your statements of cash flows. In this regard, please also explain to us how you generated positive cash flows related to income taxes payable to Cendant in each of the previous three years.
Note 2, Summary of Significant Accounting Policies, page F-8
52. Please revise to provide disclosure of the impact that all recently issued accounting standards may have on your financial statements when adopted, such as SFAS 123(R). Refer to SAB Topic 11M.

Note 11, Commitments and Contingencies
Litigation, page F-22
53. We read your disclosure and note that you have accrued for certain legal matters and that an adverse outcome could result in a material impact on your earnings or cash flows in any given reporting period. Please revise your disclosure to clarify the nature of the material loss contingencies recorded in your financial statements in accordance with paragraph 9 of SFAS 5 and SAB Topic 5Y. In addition, for loss contingencies where no accrual is made please clarify whether there are any material contingent liabilities that are probable but not reasonably estimable or reasonably possible. If so, please revise to also provide the disclosures required by paragraph
10 of SFAS 5 and SAB Topic 5Y.

Note 18, Subsequent Events, page F-32
54. We note from your disclosure here and on page 129 that you, Wyndham Worldwide and the Travel Distribution Services company will incur replacement debt and will remit the proceeds from such debt to
Cendant to permit Cendant to retire its existing indebtedness.
The
use of proceeds from your replacement debt suggests that the portion
of debt allocated to you by Cendant specifically relates to your operations. As such, please tell us how you evaluated the requirements in SAB Topic 1:B:1 Question 4.
55. In your response to the above comment, please also explain the methodology used by Cendant in allocating $2.2 billion of its indebtedness to Realogy and whether any of this indebtedness was originally used to fund the purchase of assets or acquire businesses which have contributed to Realogy`s historical or ongoing
operations.
56. Notwithstanding our comments above, please revise to include a pro forma balance sheet alongside the Company`s historical balance sheet for the most recent period presented giving effect to the $2.2 billion dividend to be paid to Cendant but not any of the proceeds that will be required to pay this dividend. Refer to the requirements in SAB Topic 1:B:3.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Matthew Maulbeck at 202-551-3466 or Josh Forgione, Assistant Chief Accountant, at 202-551-3431 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3852 with any other questions.

Sincerely,



Michael McTiernan
Special Counsel


cc:	Thomas Greenberg (via facsimile, 917-777-7886)
	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP



Eric J. Bock, Esq.
Cendant Corporation
April 28, 2006
Page 1